December 12, 2018

Michael Quartieri
Chief Financial Officer
Scientific Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

       Re: Scientific Games Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-11693

Dear Mr. Quartieri:

        We have reviewed your October 31, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 2. Revenue Recognition
Lottery Instant Products, page 14

1.    We note your response to prior comment 4. Please address the following:

          Help us better understand the nature of the services provided in your CSP arrangements. Describe the services in detail and further explain why you believe each day of service is distinct. In addition, describe how and to what extent you manage inventory levels at the retail outlets.
 Michael Quartieri
Scientific Games Corporation
December 12, 2018
Page 2

             Please further explain what consideration you gave to whether the underlying services you have identified were separate performance obligations.

             Your response indicates that you recognize revenue over time based on ultimate ticket activation. Please clarify this statement as your reference to activation implies that you recognize revenue at a point in time.

             Please quantify the revenues recognized from CSP arrangements in 2018.
       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 if you have questions.



                                                              Sincerely,
FirstName LastNameMichael Quartieri
                                                              Division of
Corporation Finance
Comapany NameScientific Games Corporation
                                                              Office of
Information Technologies
December 12, 2018 Page 2                                      and Services
FirstName LastName